UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, November 9th 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at September 30, 2011 and December 31, 2010

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at September 30, 2011 and at December 31, 2010

(Translation of Report originally issued in Spanish – See Note 2.3)

ASSETS	NOTE	09/30/2011	12/31/2010
		ThCh$	ThCh$
Current Assets:

Cash and cash equivalents	4	37,493,009	48,263,080
Other financial assets	5	9,365,379	48,914,734
Other non-financial assets	6.1	19,854,533	10,712,132
Trade and other accounts receivable, net	7	73,680,508	97,254,597
Accounts receivable from related companies	11.1	74,777	248,273
Inventory	8	52,705,305	49,939,194
Current tax assets / Tax accounts receivable	9.1	3,390,686	2,288,725
Total Current Assets		196,564,197	257,620,735

Non-Current Assets:
Other non-financial, non-current assets	6.2	26,642,971	21,507,754
Trade and other accounts receivable, net	7	7,327,622	7,804,481
Accounts receivable from related companies, net	11.1	29,187	8,847
Investments in equity investees accounted for using the equity method	13	61,759,652	50,754,168
Intangible assets, net	14.1	1,081,950	1,365,595
Goodwill	14.2	58,677,918	57,770,335
Property, plant and equipment, net	10	329,867,415	291,482,180
Deferred tax assets	9.4	7,446,523	6,891,609
Total Non-Current Assets		492,833,238	437,584,969
Total Assets		689,397,435	695,205,704

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at September 30, 2011 and at December 31, 2010

(Translation of Report originally issued in Spanish – See Note 2.3)

LIABILITIES AND NET EQUITY	NOTE	09/30/2011	12/31/2010
		ThCh$	ThCh$
Current Liabilities:
Other financial liabilities	15	21,151,655	11,996,399
Trade and other accounts payable	16	88,151,854	105,282,335
Accounts payable to related companies	11.2	13,889,204	14,323,473
Provisions	17	128,115	60,748
Income tax payable	9.2	2,030,675	4,009,389
Other non-financial liabilities	18	24,428,597	31,879,967
Total Current Liabilities		149,780,100	167,552,311

Non-Current Liabilities:
Other non-current financial liabilities	15	70,709,713	70,449,459
Provisions	17	4,005,959	4,267,619
Deferred tax liabilities	9.4	43,851,174	42,492,348
Post-employment benefit liabilities	12.2	8,114,134	7,256,590
Other non-current liabilities	18	10,275,278	8,322,781
Total Non-Current Liabilities		136,956,258	132,788,797

Equity:	19
Issued capital		230,892,178	230,892,178
Retained earnings		184,106,990	180,110,975
Accumulated Other Comprehensive Income and capital reserves		(12,345,992)	(16,146,887)
Equity attributable to equity holders of the parent		402,653,176	394,856,266
Non-controlling interests		7,901	8,330
Total Equity		402,661,077	394,864,596
Total Liabilities and Equity		689,397,435	695,205,704

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Income Statements by Function

for the periods ended at September 30, 2011 and 2010

(Translation of Report originally issued in Spanish – See Note 2.3)

CONSOLIDATED INCOME STATEMENTS BY		01/01/2011	01/01/2010	07/01/2011	07/01/2010
FUNCTION	NOTE	09/30/2011	09/30/2010	09/30/2011	09/30/2010
		ThCh$	ThCh$	ThCh$	ThCh$

Net sales		688,164,884	625,384,533	228,107,946	203,806,645
Cost of sales		(407,316,781)	(356,998,984)	(134,001,191)	(115,768,228)
Gross Profit		280,848,103	268,385,549	94,106,755	88,038,417
Other operating income	23	1,095,831	686,436	141,788	247,099
Distribution expenses		(67,816,524)	(59,079,283)	(22,179,921)	(19,582,146)
Administrative and sales expenses		(123,014,456)	(110,858,686)	(43,033,132)	(38,966,398)
Other expenses by function	24	(4,344,116)	(5,198,633)	(1,446,087)	(2,190,274)
Other income (expenses)	26	535,550	342,102	392,771	(775,340)
Finance income	25	2,471,479	2,573,176	840,301	637,997
Finance costs	25	(5,361,694)	(5,366,007)	(1,736,206)	(1,822,490)
Share in profit (loss) of equity investees accounted for using the equity method	13.2	1,170,900	320,500	(130,674)	(133,126)
Foreign exchange difference		507,845	(98,731)	444,033	(123,108)
Profit from units of adjustment		(651,642)	(136,003)	(308,294)	(140,139)
Net income before taxes		85,441,276	91,570,420	27,091,334	25,190,492
Income tax expense	9.3	(22,702,073)	(24,507,702)	(7,158,330)	(6,846,023)
Net income for the fiscal period		62,739,203	67,062,718	19,933,004	18,344,469

Net income attributable
Net income attributable to equity holders of the parent		62,737,514	67,061,100	19,932,421	18,343,934
Net income attributable to non-controlling interests		1,689	1,618	583	535
Net income for the fiscal period		62,739,203	67,062,718	19,933,004	18,344,469

		Ch$	Ch$	Ch$	Ch$
Earnings per Share
Earnings per Series A Share		78.59	84.01	24.97	22.98
Earnings per Series B Share		86.45	92.41	27.47	25.28

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows

for the periods ended at September 30, 2011 and 2010

(Translation of Report originally issued in Spanish - See Note 2.3)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE		01/01/2011	01/01/2010	07/01/2011	07/01/2010
INCOME	NOTA	09/30/2011	09/30/2010	09/30/2011	09/30/2010
		ThCh$	ThCh$	ThCh$	ThCh$
Net income for the fiscal period		62,739,203	67,062,718	19,933,004	18,344,469
Foreign exchange translation adjustment, before taxes	19	2,474,103	(6,353,530)	(9,700,173)	(16,397,290)
Income tax effect related to losses from foreign exchange rate translation differences included within other comprehensive income		1,324,674	(383,676)	2,127,083	(799,453)
Comprehensive income for the fiscal year		66,537,980	60,325,512	12,359,914	1,147,726
Comprehensive income attributable to:
Controlling shareholders		66,538,409	60,327,100	12,361,137	1,148,200
Non-controlling interests		(429)	(1,588)	(1,223)	(474)
Total comprehensive income		66,537,980	60,325,512	12,359,914	1,147,726

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows

for the periods ended at September 30, 2011 and 2010

(Translation of Report originally issued in Spanish – See Note 2.3)

		01/01/2011	01/01/2010
	NOTE	09/30/2011	09/30/2010
		ThCh$	ThCh$
Cash flows provided by (used in) Operating Activities
Types of cash flows provided by Operating Activities
Receipts from customers		993,955,719	871,350,543
Proceeds from insurance policies		162,979	—
Types of cash flows used in Operating Activities
Supplier payments		(708,219,014)	(607,993,457)
Payroll		(65,311,951)	(58,692,848)
Other payments because of operating activities (value-added taxes on purchases and sales and others)		(110,712,942)	(102,868,549)
Dividends classified as from operations		2,061,957	1,379,837
Interest payments classified as from operations		(3,558,054)	(2,711,597)
Interest received classified as from operations		1,743,541	1,914,143
Income tax payments		(11,038,969)	(10,342,092)
Cash flows used in other operating activities		(2,316,481)	(1,689,703)
Net cash flows provided by Operating Activities		96,766,785	90,346,277
Cash flows provided by (used in) Investing Activities
Cash flows from the loss of control in subsidiaries and other companies (sale of Vital S.A., deducted from initial cash flow)		5,355,930	—
Cash flows used to obtain control of subsidiaries or other businesses (Capital contribution in Vital S.A. before proprtional sale)		(1,278,000)	—
Cash flows used to purchase non-controlling interest (capital contribution to the affiliate Vital S.A. after proprtional sale)		(3,249,000)	(15,229,291)
Proceeds from sale of property, plant and equipment		2,084,492	428,922
Purchase of property, plant and equipment		(92,101,805)	(54,881,610)
Importes procedentes de otros activos a largo plazo (Rescates depósitos a plazo superiores a 90 días)		84,501,285	61,345,886
Long-term purchases of other assets (Investment in time deposits of over 90 days).		(48,133,094)	(58,838,868)
Loans to related companies		(500,823)	—
Cash flows provided by (used in) other investing activities		1,301,324	(229,161)
Net cash flows used in Investing Activities		(52,019,691)	(67,404,122)
Cash Flows provided by (used in) Financing Activities
Short term loans obtained		95,631,442	15,837,447
Total proceeds from loans		95,631,442	15,837,447
Loan payments		(86,529,189)	(7,583,540)
Dividend payments by the reporting entity		(64,118,688)	(59,882,179)
Cash flows used in other financing activities		(1,479,776)	(1,099,748)
Net cash flows used in Financing Activities		(56,496,211)	(52,728,020)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		(11,749,117)	(29,785,865)
Effects of variations in foreign exchange rates on cash and cash equivalents		979,046	1,758,682
Net increase (decrease) in cash and cash equivalents		(10,770,071)	(28,027,183)
Cash and cash equivalents – beginning of year	4	48,263,080	69,791,221
Cash and cash equivalents - end of year	4	37,493,009	41,764,038

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

at September 30, 2011 and 2010

(Translation of Report originally issued in Spanish — See Note 2.3)

		Other reserves s
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2011	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	62,737,514	62,737,514	1,689	62.739.203
Other comprehensive income	—	3,800,895	—	3,800,895	—	3,800,895	(2,118)	3.798.777
Comprehensive Income		3,800,895	—	3,800,895	62,737,514	66,538,409	(429)	66.537.980
Dividends	—	—	—	—	(58,741,499)	(58,741,499)	—	(58.741.499)
Total changes in Equity	—	3,800,895	—	3,800,895	3,996,015	7,796,910	(429)	7,796,481
Ending balance at 09/30/2011	230,892,178	(17,781,530)	5,435,538	(12,345,992)	184,106,990	402,653,176	7,901	402,661,077

		Other reserves s
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	67,061,100	67,061,100	1,618	67.062.718
Other comprehensive income	—	(6,734,000)	—	(6,734,000)	—	(6,734,000)	(3,206)	(6.737.206)
Comprehensive Income	—	(6,734,000)	—	(6,734,000)	67,061,100	60,327,100	(1,588)	60.325.512
Dividends	—	—	—	—	(60,032,743)	(60,032,743)	—	(60.032.743)
Total changes in Equity		(6,734,000)	—	(6,734,000)	7,028,357	294,357	(1,588)	292,769
Ending balance at 09/30/2010	230,892,178	(17,021,158)	5,435,538	(11,585,620)	154,536,393	373,842,951	7,553	373,850,504

The accompanying notes 1 to 28 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Translation of Report originally issued in Spanish — See Note 2.3)

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendency of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. The license for those territories expires in 2012. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that the licenses will be renewed upon expiration based on similar terms and conditions.

At September 30, 2011, the Freire Group and related companies controlled the company with 54.97% of the outstanding voting shares.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTE 2 -              BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                                       Comparability of information

The Company adopted International Financial Reporting Standards as of December 31, 2010 with a transition date of January 1, 2009, which is the date of conversion to International Financial Reporting Standards.

2.2          Periods covered

These Intermediate Consolidated Financial Statements encompass the following periods:

Consolidated statements of financial position: At September 30, 2011 and December 31, 2010.

Consolidated income statements by function: The periods from January 1 to September 30, 2011 and 2010, and the intermediate periods fron July 1 to September 30, 2011 and 2010.

Consolidated statements of comprehensive income: The periods from January 1 to September 30, 2011 and 2010, and the intermediate periods fron July 1 to September 30, 2011 and 2010.

Consolidated statements of cash flows: The periods from January 1 to September 30, 2011 and 2010.

Consolidated statements of changes in equity:  Balances and activity between January 1 and September 30, 2011 and 2010.

2.3          Basis of preparation

The Company’s Consolidated Financial Statements for the period ended September 30, 2011 and 2010 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of September 30, 2011 and 2010 along with consolidated income statement by function, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statement of changes in  equity for the periods ended September 30, 2011 and 2010 and  the interim periods between July 01 and September 30 of 2011 and 2010, which were approved by the Board of Directors during session held on October 25, 2011.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.4          Basis of consolidation

2.4.1       Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of September 30, 2011 and 2010; and income and cash flows for the periods ended September 30, 2011 and 2010 and  the interim periods between July 01 and September 30 of 2011 and 2010. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances and unrealized gains in intra-group transactions are eliminated. Unrealized losses are also eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “net income attributable to non-controlling interests,” in the Consolidated Income Statements by Function.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the company and its subsidiaries after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		09/30/2011			09/30/2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59,144,140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
96,842,970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96,836,750-1	Andina Inversiones Societarias S.A.	99.99	—	99,99	99.99	—	99.99
96,972,760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98	—	99.98	99.98
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78,536,950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78,861,790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
76,070,406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99	99.90	0.09	99.99
93,899,000-K	Vital S.A. (1)	—	—	—	—	99.99	99.99

(1)          See Note 13.2

2.4.2       Investments in associates accounted for using the equity method

Associates are all entities over which the Group exercises a material influence but does not have control. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Group’s share in income and losses subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Group and its associates are eliminated to the extent of the interest the Group holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted to assure uniformity with the policies adopted by the Group.

2.5          Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.6             Foreign currency translation

2.6.1          Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the Company’s functional currency and presentation currency.

2.6.2          Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the comprehensive income account.

The foreign exchange rates and values prevailing at the close of each fiscal period were:

	Exchange rate to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento	€ Euro
09/30/2011	521.76	281.36	124.08	22,012.69	700.63
12/31/2010	468.01	280.89	117.71	21,455.55	621.53
09/30/2010	483.65	285.47	122.13	21,339.99	659.46

2.6.3          Companies in the group

The income statement and financial position of all companies in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the presentation currency are translated to the presentation currency in the following way:

(i)                         Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate at the reporting date;

(ii)                      Income and expenses of each income statement account are translated at the average foreign exchange rate; and

(iii)                   All resulting translation differences are recognized as other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil segment)	Brazilian Real R$
Embotelladora del Atlántico S.A. (Argentina segment)	Argentine Peso A$

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. On disposal of the investment, those translation differences are recognized in the income statement as part of the loss or gain on the disposal of the investment.

2.7             Property, plant, and equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of items. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal year in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the companies expect to use them.

The estimated years of useful life are:

Assets	Range in years
Buildings	30-50
Plant and Equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and Containers	3-7

The residual value and useful lives of assets are revised and adjusted, if necessary, at each reporting date.

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Losses and gains on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

2.8            Intangible assets

2.8.1                             Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share in identifiable net assets of the subsidiary on the acquisition date. The goodwill recognized separately is tested annually for impairment and is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.8.2         Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.9                                     Impairment losses

Assets that have an indefinite useful life, such as land, are not amortized and are tested annually for impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an assets fair value less costs to sell and its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed at each reporting date to determine whether there were any reversals of the loss.

2.10           Financial assets

The Company classifies its financial assets into the following categories:  financial assets at fair value through profit or loss, loans and accounts receivable, and assets hold until their maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.10.1                      Financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.10.2                      Loans and accounts receivable

Loans and accounts receivable are not quoted on an active market. They are recorded in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the statement of financial position.

2.10.3                      Other financial assets hold until their maturity

Other Financial Assets corresponds to bank deposits that the Group’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date.

Accrued interests are recognized in the income statement under finance income during the year in which they occur.

2.11           Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at fair value. If positive, they are recorded under “hedge assets”. If negative, they are recorded under “hedge liabilities.”

The Company’s derivatives agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “Other income (expenses)”.

The Company does not use hedge accounting for its foreign investments.

The Company has also evaluated the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 32 and 39.

Fair value hierarchy

At September 30, 2011, the Company did not have any open sugar sales contracts.  The Company had a total asset related to its foreign exchange derivatives contracts of ThCh$715,818, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:     quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:     Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)

Level 3:     Assumptions for assets and liabilities that are not based on information observed directly in the market (In the case of the Company, corresponds to the quote at reasonable value at the end of period informed by the same institution where the financial instrument was taken).

During the reporting period ended September 30, 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 3.

2.12                                Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.13                                Trade receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in administrative and sales expenses in the income statement.

2.14                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits in banks and other short-term, highly liquid investments with purchased maturities of three months or less.

2.15                                Bank and debt security debt

The resources secured from banks and the issuance of debt securities are initially recognized at their fair value, net of the cost involved in the transaction.  The debt is subsequently appraised with the accrual of interest that matches the present value of the debt to the future amount payable, using the interest rate method.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the balance sheet - liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the annual consolidated accounts.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

Deferred taxes for temporary differences deriving from investments in subsidiaries and associates are recognized except when the Company can control the timing when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established a provision to cover employee indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities.

2.18                                Allowances

Provisions for litigation are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

2.19           Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability represents the value of the deposit maimed at client and distribute facilities that must be returned if the client or the distributor returns the bottles and cases to us in good condition, along with the original invoice. Estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation and a historical average weighted value per bottle or case.

2.20                                Revenue Recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

2.21                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.22                                 Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. Actual results may differ from previously estimated amounts... The estimates and judgments that might have a material impact on future financial statements are explained below:

2.22.1                       Estimated impairment loss on goodwill

The Group test annually whether goodwill has undergone any impairment. The recoverable amounts of cash generating units have been determined on the basis of value in use calculations. The key variables that management must calculate include the sales volume, prices, marketing expense, and other economic factors. Estimating these variables requires considerable judgment by the management, as those variables imply inherent uncertainties. However, the assumptions used are consistent with the Company’s internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable. Should these assets deteriorate, they will be written off to the estimated fair value or future recoverable value, in accordance with discounted cash flows.  Estimated future free cash flows in Brazil and Argentina were discounted at a rate of 15% and generated a higher value than the respective assets, including the surplus value of the Brazilian and Argentine subsidiaries.

2.22.2       Provision for doubtful receivables

The Company evaluates the possibility of collecting trade accounts receivable using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of trade accounts receivable, both outstanding and past due, among other factors. The balance of the Company’s trade accounts receivable was ThCh$81,008,130 at September 30, 2011, net of an allowance for doubtful accounts provision of ThCh$1,698,651. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3       Property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful life as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. The Company reviews the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Company estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.22.4       Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to its customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historical cost per bottle or case. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23           New IFRS and interpretations of the IFRS interpretation committee

New accounting pronouncements from the IAS and IFRIC interpretation have been published and / or reviewed. The management assessed the impact of these new pronouncements and interpretation and does not anticipate that its adoption will lead to a significant impact on the annual information of the company and its subsidiaries in the year of initial application.

New Standards	Mandatory effective Date
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13 Fair Value Measurement	January 1, 2013

Improvements and amendments	Mandatory effective date
IAS 1 Presentation of Financial Statements — Presentation of Other Comprehensive Income Components	July 1, 2012
IAS 12 Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IAS 19 Employee benefits (2011)	January 1, 2013
IAS 27 Consolidated and Separate Financial Statements	January 1, 2013
IAS 28 Investments in Associates	January 1, 2013
IAS 24 Related Party Disclosures	January 1, 2011
IFRIC 17 Distributions of Non-cash Assets to Owners	January 1, 2013
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	January 1, 2013
IAS 12 Deferred taxes: Recovery of underlying assets	January 1, 2012
IAS 24 Related party disclosures	January 1, 2011
Amendment IFRIC 14 Minimum financing prepayment requirements	January 1, 2011
IFRS improvements May 2010: Series of Amendments to seven International Financial Reporting Standards	January 1, 2011

NOTE 3 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments”, that establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The Company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The expenses and income associated with corporate management were assigned to the Chilean operation in the operating segments soft drinks.

The total income by segment includes sales to unrelated customers, as indicated in the Company’s consolidated statement of income, as well as inter-segment sales.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the period ended September 30, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	211,356,714	155,021,219	321,786,951	688,164,884
Interest income, total for segments	1,304,206	72,758	1,094,515	2,471,479
Interest expense, total for segments	(4,093,972)	(796,781)	(470,941)	(5,361,694)
Interest income, net, total for segments	(2.789.766)	(724,023)	623,574	(2,890,215)
Depreciation and amortization, total for segments	(11.152.360)	(5,422,487)	(11,708,102)	(28,282,949)
Sums of significant income items, total	3,802,099	449,794	485,988	4,737,881
Sums of significant expense items, total	(177,372,384)	(141,249,723)	(280,368,291)	(598,990,398)
Net income of the segment reported, total	23,844,303	8,074,780	30,820,120	62,739,203

Share of the entity in income of associates accounted for using the equity method, total	1,178,314	—	(7,414)	1,170,900
Income tax expense (income), total	(3,979,085)	(4,335,210)	(14,387,778)	(22,702,073)

Segment assets, total	301,051,567	99,773,259	288,572,609	689,397,435
Carrying amount in associates and joint ventures accounted for using the equity method, total	37,030,565	—	24,729,087	61,759,652
Capital expenditures and other	(63,037,744)	(17,019,128)	(16,571,933)	(96,628,805)
Liabilities of the segments, total	144,192,324	62,080,828	80,463,206	286,736,358

For the period ended September 30, 2010	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenue from external customers, total	206,973,398	128,857,414	289,553,721	625,384,533
Interest income, total for segments	841,948	222,075	1,509,153	2,573,176
Interest expense, total for segments	(3,894,429)	(694,773)	(776,805)	(5,366,007)
Interest income, net, total for segments	(3,052,481)	(472,698)	732,348	(2,792,831)
Depreciation and amortization, total for segments	(11,968,705)	(5,523,993)	(10,334,838)	(27,827,536)
Sums of significant income items, total	463,858	68,651	1,299,171	1,831,680
Sums of significant expense items, total	(168,628,220)	(115,190,169)	(245,714,739)	(529,533,128)
Net income of the segment reported, total	23,787,850	7,739,205	35,535,663	67,062,718

Share of the entity in income of associates accounted for using the equity method, total	(429,459)	—	749,959	320,500
Income tax expense (income), total	(4,512,057)	(4,215,598)	(15,780,047)	(24,507,702)

Segment assets, total	311,018,141	73,738,028	255,135,223	639,891,392
Carrying amount in associates and joint ventures accounted for using the equity method, total	24,744,612	—	24,329,072	49,073,684
Capital expenditures and other	(25,012,301)	(6,670,621)	(38,427,979)	(70,110,901)
Liabilities of the segments, total	122,266,225	37,693,985	106,080,678	266,040,888

NOTE 4 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of September 30, 2011 and December 31, 2010:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
By item
Deposits	417,651	1,039,952
Bank Balances	14,447,428	13,267,099
Money Market Funds	5,044,907	28,394,995
Cash	17,583,023	5,561,034
Cash and cash equivalents	37,493,009	48,263,080

	ThCh$	ThCh$
By currency
Dollar	4,845,133	2,962,900
Euros	243,449	345,623
Argentine Peso	1,281,482	1,705,533
Chilean Peso	10,099,866	25,646,505
Real	21,023,079	17,602,519
Cash and cash equivalents	37,493,009	48,263,080

4.1             Time deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at September 30, 2011 and December 31, 2010:

Placement	Entity	Currency	Principal	Annual Rate	Balance at 09/30/2011
			ThCh$	%	ThCh$
09/30/2011	Banco BBVA	Euros	243,449	3,00	243,449
09/28/2011	Banco Itaú	Pesos chilenos	2,400,000	5,44	2,400,723
09/28/2011	Banco Santander	Pesos chilenos	2,400,000	5,42	2,400,735

		Total			5,044,907

Placement	Entity	Currency	Principal	Annual Rate	Balance at 12/31/2010
			ThCh$	%	ThCh$
12/17/2010	Banco Santander	Chilean peso	7,000,000	3.720%	7,004,005
01/13/2010	Banco de Chile	UF	4,410,633	1.700%	4,602,188
01/13/2010	Banco Estado	UF	4,410,633	1.650%	4,599,975
12/02/2010	Banco BBVA	Euros	354,271	0.210%	345,623
12/13/2010	Banco BBVA	Argentine peso	14,392	10.000%	14,192
03/29/2010	Banco Votorantim	Real	31,383	8.820%	33,230
09/30/2010	Banco Itaú	Real	2,846,938	8.830%	2,859,355
11/23/2010	Banco Itaú	Real	2,814,206	8.830%	2,828,751
04/14/2010	Banco Itaú	Real	397,500	8.830%	398,609
07/27/2010	Banco Itaú	Real	2,891,489	8.830%	2,900,221
12/30/2010	Banco Itaú	Real	2,808,846	8.830%	2,808,846
		Total			28,394,995

4.2             Money Market and investment funds

Mutual and investment fund shares are valued at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal periods are accounted for as a debit or credit to income. Below is a description for the end of each period:

Institution	09/30/2011	12/31/2010
	ThCh$	ThCh$
Money market fund Itaú (Brasil)	14,131,351	—
Money market fund BBVA	1,216,000	—
Western Assets Institutional Cash	731,801	1,417,175
Money market fund BCI	—	163,000
Money market fund Itaú Corporate	38,368	37,384
Money market fund Itaú Select	1,441,847	—
Money market fund Banchile	23,656	3,943,475
Total investment and mutual funds	17,583,023	5,561,034

NOTE 5 —            OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at September 30, 2011 and December 31, 2010, other than cash and cash equivalents.

Placement	Maturity				Annual	Balance at
Date	Date	Entity	Currency	Principal	Rate	09/30/2011
				ThCh$	%	ThCh$
05/12/2010	12/29/2011	Banco BBVA	UF	228,383	1.37	250,628
08/04/2011	01/18/2012	Banco Estado	UF	4,000,000	3.48	4,026,209
08/04/2011	01/18/2012	Banco BBVA	UF	4,000,000	3.44	4,025,956
05/16/2011	10/24/2011	Banco HSBC		$1,000,000	6.36	1,024,203
03/25/2011	03/20/2012	Banco Votorantim	R$	37.521	8.82	38,383
				Total		9,365,379

Pacement Date	Maturity Date	Entity	Currency	Principal	Tasa Annual	Baslance at 12/31/2010
				ThCh$	%	ThCh$
05/12/2010	04/29/2011	Banco BBVA	UF	456,766	0.57	467,322
05/12/2010	09/30/2011	Banco BBVA	UF	228,383	1.37	234,861
05/12/2010	12/29/2011	Banco BBVA	UF	228,383	1.37	256,423
04/23/2010	05/30/2011	Banco BBVA	UF	12,114,877	0.00	12,362,024
05/03/2010	05/09/2011	Banco BCI	UF	11,914,000	0.00	12,153,007
06/14/2010	05/09/2011	Banco Itaú	UF	4,770,768	0.40	4,848,825
07/01/2010	05/09/2011	Banco Itaú	UF	2,713,000	0.70	2,754,825
08/03/2010	08/09/2011	Banco Itaú	UF	1,000,000	0.52	1,012,928
10/28/2010	05/09/2011	Banco Itaú	UF	4,000,000	2.86	4,033,440
10/28/2010	05/09/2011	Banco de Chile	UF	4,000,000	2.45	4,030,516
04/12/2010	04/12/2011	Banco BBVA	Chilean peso	6,644,069	2.40	6,760,563
				Total		48,914,734

NOTE 6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1    Other current non-financial assets

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
Prepaid Insurance	263,155	288,588
Prepaid Expenses	3,237,275	1,897,584
Materials and supplies	4,761,303	3,776,315
Fiscal credit remaining	10,610,360	4,257,271
Rights over future contracts	724,172	—
Other current assets	258,268	492,374
Total	19,854,533	10,712,132

Note 6.2    Other non-current, non-financial assets

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
Prepaid expenses	2,406,675	2,180,033
Fiscal credits	5,207,840	5,681,851
Judicial deposits	18,870,033	12,720,300
Others	158,423	925,570
Total	26,642,971	21,507,754

NOTE 7 – TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	09/30/2011		12/31/2010
Description	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	51,834,723	—	64,317,502	—
Notes receivables	10,250,292	7,327,622	16,325,466	7,585,983
Other accounts receivable	13,294,144	—	17,837,185	218,498
Allowance for doubtful accounts	(1,698,651)	—	(1,225,556)	—
Total	73,680,508	7,327,622	97,254,597	7,804,481

The change in the allowance for doubtful accounts between January 1 and September 30, 2011 and at January 1 and December 31, 2010 is presented below:

Item	09/30/2011	12/31/2010
	ThCh$	ThCh$

Initial balance	1,225,556	1,688,988
Increase	1,448,611	629,409
Use of allowance	(1,069,091)	(970,352)
Increase (decrease) because of foreign exchange	93,575	(122,489)
Movement	473,095	(463,432)
Final balance	1,698,651	1,225,556

NOTE 8 –  INVENTORY

The composition of inventory balances is detailed as follows:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$

Raw materials	25,717,131	23,117,229
Merchandise	6,883,535	7,061,966
Production inputs	553,485	853,130
Products in progress	306,965	97,467
Finished goods	13,437,688	13,922,337
Spare parts	5,300,411	4,927,837
Other inventory	829,742	643,091
Obsolescence allowance	(323,652)	(683,863)
Balance	52,705,305	49,939,194

The cost of inventory recognized as a cost of sales totaled ThCh$407,316,781 at September 30, 2011 and ThCh$356,998,984 at September 30, 2010.

NOTE 9 –  INCOME TAX AND DEFERRED TAXES

At the end of the period 2011, the Company had a taxable profits fund for ThCh$11,643,306, comprised of profits with credits for first category income tax amounting to ThCh$11,540,073 and profits with no credit amounting to ThCh$103,233.

9.1                               Current taxes receivable

The current taxes receivable consisted of the following items:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$

Monthly income tax installments	2,116,706	1,091,997
Tax credits (1)	1,273,980	1,196,728

Balance	3,390,686	2,288,725

(1)     That item corresponds to tax income credit on account of training expenses, Purchase of property, plant and equipment and donations.

9.2                               Current taxes payable

Current taxes payable are detailed as follows:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
Income tax	2,030,675	3,877,563
Other	—	131,826
Balance	2,030,675	4,009,389

9.3                               Tax expense

The income tax and deferred tax expenses for the periods ended September 30, 2011 and September 30, 2010 are detailed as follows:

Description	09/30/2011	09/30/2010
	ThCh$	ThCh$
Current tax expense	19,602,555	21,426,232
Adjustment to current tax from previous year	387,666	146,072
Other current tax expenses	304,481	332,968
Total net current tax expense	20,294,702	21,905,272

Deferred tax expenses	2,407,371	2,602,430
Total deferred tax expenses	2,407,371	2,602,430
Total income tax expense	22,702,073	24,507,702

9.4                               Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are detailed below:

	09/30/2011		12/31/2010
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	—	22,352,341	—	22,702,343
Impairment accrual	832,762	—	1,542,470	—
Employee benefits	1,652,995	—	2,386,307	—
Post-employment benefits	—	306,041	9,550	82,143
Tax losses	922,781	—	—	—
Contingency provision	2,707,279	—	1,638,483	—
Foreign exchange rate difference (debt Brazil)	—	12,045,709	—	13,506,899
Allowance for doubtful accounts	125,409	—	189,265	—
Inventory obsolescence allowance	863,034	—	663,663	—
Derivatives	—	143,163	183,444	—
Tax incentives	—	7,695,890	—	5,335,199
Other	342,263	1,308,030	278,427	865,764
Total	7,446,523	43,851,174	6,891,609	42,492,348

9.5                               Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	09/30/2011	12/31/2010
	ThCh$	ThCh$

Initial Balance	42,492,348	39,435,167
Increase (decrease) in deferred tax liabilities	3,681,648	4,657,692
Divestiture by sale of business (Sale of ownership interest in Vital S.A.)	(1,075,367)	—
Increase (decrease) due to foreign currency translation	(1,247,455)	(1,600,511)
Movements	1,358,826	3,057,181
Final balance	43,851,174	42,492,348

9.6                               Distribution of domestic and foreign tax expenses

As of September 30, 2011 and 2010, domestic and foreign tax expenses are detailed as follows:

Income tax	09/30/2011	09/30/2010
	ThCh$	ThCh$

Current taxes
Foreign	16,222,303	18,192,876
Domestic	4,072,399	3,712,396
Current tax expense	20,294,702	21,905,272

Deferred taxes
Foreign	2,500,685	1,802,769
Domestic	(93,314)	799,661
Deferred tax expense	2,407,371	2,602,430
Income tax expense	22,702,073	24,507,702

9.7                               Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	09/30/2011	09/30/2010
	ThCh$	ThCh$

Income before taxes	85,441,276	91,570,420
Tax expense at legal rate (20%)	(17,088,255)	—
Tax expense at legal rate (17%)	—	(15,566,971)
Effect of tax rate in other jurisdictions	(7,760,478)	(10,303,556)

Permanent differences:
Investments in equity investees accounted for using the equity method and consolidation	3,577,057	4,238,467
Non-tax-deductible expenses	(588,956)	(3,169,386)
Other	(841,441)	293,744
Tax expense adjustment	2,146,660	1,362,825

Tax expense at effective rate	(22,702,073)	(24,507,702)
Effective rate	26.6%	26.8%

The income tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	20%
Brazil	34%
Argentina	35%

NOTE 10 —  PROPERTY, PLANT, AND EQUIPMENT

10.1                                Balances

Property, plant and equipment at the end of each year are detailed below:

	Gross property, plant and equipment		Cumulative depreciation and impairment loss		Net property, plant and equipment
Item	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	44,771,557	23,506,510	—	—	44,771,557	23,506,510
Land	34,873,256	36,523,803	—	—	34,873,256	36,523,803
Buildings	91,280,049	92,227,198	(27,952,656)	(29,245,272)	63,327,393	62,981,926
Plant and equipment	251,446,666	232,604,986	(152,266,764)	(154,729,140)	99,179,902	77,875,846
Information technology equipment	11,587,237	10,825,556	(9,547,949)	(8,756,221)	2,039,288	2,069,335
Fixed installations and accessories	31.605.440	30,603,706	(15,301,528)	(14,319,552)	16,303,912	16,284,154
Motor vehicles	5,403,520	5,627,463	(3,566,370)	(3,757,415)	1,837,150	1,870,048
Improvements to leased property	156,020	155,755	(128,371)	(110,832)	27,649	44,923
Other property, plant and equipment (1)	244.796.650	286,065,161	(177,289,342)	(215,739,526)	67,507,308	70,325,635
Total	715,920,395	718,140,138	(386,052,980)	(426,657,958)	329,867,415	291,482,180

(1)         Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.  The net balance of each of these categories at September 30, 2011 and  at December 31, 2010 is detailed as follows:

Other property, plant and equipment	09/30/2011	12/31/2010
	ThCh$	ThCh$
Bottles	34,857,441	38,230,257
Marketing and promotional assets	19,141,146	18,153,012
Other property, plant and equipment	13,508,721	13,942,366
Total	67,507,308	70,325,635

The Company has an insurance to protect its property, plant and equipment and its inventory from potential losses, The geographic distribution of those assets is detailed as follows:

Chile: Santiago, Puente Alto, Maipú, Renca, Rancagua and San Antonio

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria,

10.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and September 30, 2011 and between January 1 and December 31, 2010:

For the period ended 09/30/2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180

Additions	40,372,469	10,122	108,097	20,408,046	346,366	35,323	223,341	—	19,784,265	81,288,029
Disposals	(13,892)	(124,059)	(783,973)	(18,073)	—	—	—	—	(37,432)	(977,429)
Transfers between items of property, plant and equipment	(19,258,172)	—	7,700,033	16,991,611	310,648	748,872	13,598	—	(6,506,590)	—
Depreciation expense	—	—	(1,391,062)	(9,622,901)	(707,021)	(811,504)	(276,981)	(17,937)	(15,035,506)	(27,862,912)
Increase (decrease) in foreign currency translation	145,654	252,927	539,091	671,098	20,004	61,307	7,146	663	344,794	2,042,684
Other increases (decreases)	18,988	(1,789,537)	(5,826,719)	(7,125,725)	(44)	(14,240)	(2)	—	(1,367,858)	(16,105,137)
Total movements	21,265,047	(1,650,547)	345,467	21,304,056	(30,047)	19,758	(32,898)	(17,274)	(2,818,327)	38,385,235
Final balance	44,771,557	34,873,256	63,327,393	99,179,902	2,039,288	16,303,912	1,837,150	27,649	67,507,308	329,867,415

For the period ended 12/31/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	37,046,146	61,570,532	72,648,457	2,139,891	16,664,567	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170
Disposals	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)
Transfers between items of property, plant and equipment	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—
Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)
Increase (decrease) in foreign currency translation	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)
Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)
Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089
Final balance	23,506,510	36,523,803	62,981,926	77,875,846	2,069,335	16,284,154	1,870,048	44,923	70,325,635	291,482,180

NOTE 11 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of September 30, 2011and December 31, 2010 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09/30/2011	12/31/2010
					ThCh$	ThCh$
93,473,000-3	Embotelladoras Coca Cola Polar S.A.	Related to shareholder	Chile	Chilean pesos	74,777	248,273
		Total			74,777	248,273

11.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09/30/2011	12/31/2010
					ThCh$	ThCh$
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	29,187	8,847

		Total			29,187	8,847

11.2           Accounts Payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09/30/2011	12/31/2010
					ThCh$	ThCh$
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	1,321,746	3,959,060
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	3.777.074	2,725,508
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Real	5.497.940	3,834,762
96,705,990-0	Envases Central S.A.	Associate	Chile	Chilean pesos	1,537,739	1,005,828
86,881,400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	1,041,585	1,216,955
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Chilean pesos	443,725	630,927
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	—	173,850
93,281,000-k	Coca Cola Embonor S.A.	Related to shareholders	Chile	Chilean pesos	—	776,583
96,648,500-0	Vital Jugos S.A.	Associate	Chile	Chilean pesos	269,395	—

		Total			13,889,204	14,323,473

11.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 09/30/2011 ThCh$
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	13,576,806
96,705,990-0	Envases Central S. A.	Associate	Chile	Sale of raw materials	Chilean pesos	2,317,442
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	44,981,674
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising payment	Chilean pesos	1,849,486
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising collection	Chilean pesos	653,895
96.648.500-0	Vital Jugos S. A.	Associate	Chile	Sale of raw materials	Chilean pesos	4,120,907
96.648.500	Vital Jugos S. A.	Associate	Chile	Purchase of finished products	Chilean pesos	15,728,250
86,881,400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	6,652,169
86,881,400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging materials	Chilean pesos	823,355
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	4,174,308
Foreign	Recofarma do Industrias Amazonas Ltda	Related to shareholders	Brazil	Concentrate purchase	Real	56,951,317
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Reimbursement and other purchases	Real	1,138,220
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Advertising participation payment	Real	11,831,643
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Concentrate purchase	Argentine pesos	33,630,224
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Advertising rights, rewards and others	Argentine pesos	1,735,184
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Collection of advertising participation	Argentine pesos	3,268,870
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	16,420,000
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	15,204,000
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investments in time deposits	Chilean pesos	717,116
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Bank loans	Chilean pesos	3,498,249
84,505,800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean pesos	804,587

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 09/30/2010 ThCh$
96,705,990-0	Envases Central	Associate	Chile	Purchase of finished products	Chilean pesos	11,902,762
96,705,990-0	Envases Central	Associate	Chile	Sale of raw materials	Chilean pesos	1,895,459
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean pesos	48,954,806
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising payment	Chilean pesos	1,306,504
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean pesos	1,406,190
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising collection	Chilean pesos	841,526
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Concentrate purchase	Real	44,449,874
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Reimbursement and other purchases	Real	796,719
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Advertising participation payment	Real	9,171,358
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean pesos	6,827,034
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of packaging materials	Chilean pesos	329,041
84,505,800-8	Vendomática S.A	Related to director	Chile	Sale of finished products	Chilean pesos	881,975
84,505,800-8	Vendomática S.A	Related to director	Chile	Supply and advertising agreement	Chilean pesos	250,000
96,815,680-2	BBVA Administración General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean pesos	24,923,000
96,815,680-2	BBVA Administración General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean pesos	25,690,000
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean pesos	3,619,519
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Services rendered	Chilean pesos	190,893
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Concentrate purchase	Argentine pesos	27,675,807
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Advertising rights, rewards and others	Argentine pesos	1,266,303
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Collection of advertising participation	Argentine pesos	3,895,177
93,281,000-K	Coca Cola Embonor S.A	Related to shareholders	Chile	Sale of finished products	Chilean pesos	5,874,201
96.517.310-2	Embonor Iquique	Related to shareholders	Chile	Sale of finished products	Chilean pesos	511,586
93.473.000-3	Embotelladora Polar S.A.	Related to shareholders	Chile	Sale of finished products	Chilean pesos	3,728,925

11.4           Payroll and benefits of the Company’s key employees

At the end of period September 30, 2011 and 2010, respectively, the salary and benefits paid to the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	09/30/2011	09/30/2010
	ThCh$	ThCh$
Executive wages, salaries and benefits	2,392,385	2,407,570
Director allowances	828,000	740,194
Termination benefits	—	1,643,749
Accrued benefits in the last five years and paid during the period (1)	—	1,682,188
Total	3,220,385	6,473,701

(1)     The Company has an executive retention plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

NOTE 12 —  EMPLOYEE BENEFITS

As of September 30, 2011 and December 31, 2010, the Company had recorded reserves for profit share and for bonuses totaling ThCh$5,126,451 and ThCh$6,635,679 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

12.1           Personnel expenses

At September 30, 2011 and 2010, personnel expenses included in the statement of consolidated comprehensive income were:

Description	09/30/2011	09/30/2010
	ThCh$	ThCh$

Wages and salaries	60,138,375	56,652,286
Employee benefits	14,056,198	14,927,112
Severance and post-employment benefits	1,622,174	1,324,522
Other personnel expenses	3,351,707	3,034,736
Total	79,168,454	75,938,656

12.2           Post-employment benefits

This item presents the employee severance indemnities valued pursuant to Note 2.17. The composition of current and non-current balances at September 30, 2011 and December 31, 2010 is detailed as follows:

Post-employment benefits	09/30/2011	12/31/2010
	ThCh$	ThCh$

Non-current provision	8,114,134	7,256,590
Total	8,114,134	7,256,590

12.3           Post-employment benefit movement

The movements of post-employment benefits are detailed as follows between January 1 and September 30, 2011 and between January 1 and December 31, 2010:

Movements	09/30/2011	12/31/2010
	ThCh$	ThCh$

Initial balance at 01/01/2011 and 01/01/2010	7,256,590	8,401,791
Service costs	662,190	359,798
Interest costs	164,382	213,927
Net actuarial losses	288,086	569,707
Benefits paid	(257,114)	(2,288,633)
Total	8,114,134	7,256,590

12.4           Assumptions

The actuarial assumptions used in the period ended September 30, 2011 were:

Assumption

Discount rate (1)	6,0%
Expected salary increase rate (1)	4,0%
Turnover rate	6,6%
Mortality rate (2)	RV-2004
Retirement age of women	60 años
Retirement age of men	65 años

(1) For the convenience of the reader discount rates and expected salary increase rates are calculated using real interest rates in UF that include the inflation adjustments.  Rates shown above are presented in nominal rate.

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY  METHOD

13.1           Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	09/30/2011	12/31/2010	09/30/2011	12/31/2010
				ThCh$	ThCh$	ThCh$	ThCh$
86,881,400-4	Envases CMF S,A,	Chile	Chilean Pesos	18,310,630	19,070,517	50.00%	50.00%
96,845,500-0	Vital Jugos S,A,	Chile	Chilean Pesos	11,821,382	—	57.00%	—
76,389,720-6	Vital Aguas S,A,	Chile	Chilean Pesos	2,986,665	2,718,443	56.50%	56.50%
96,705,990-0	Envases Central S,A,	Chile	Chilean Pesos	3,911,888	3,983,711	49.91%	49.91%
Foreign	Mais Industria de Alimentos S,A,	Brazil	Reales	5,615,566	5,517,687	6.16%	6.16%
Foreign	Sucos Del Valle do Brasil Ltda,	Brazil	Reales	4,752,433	3,881,452	6.16%	6.16%
Foreign	Kaik Participacoes Ltda,	Brazil	Reales	1,300,262	1,223,538	11.31%	11.31%
Foreign	Holdfab2 Participacoes Societarias Ltda,	Brazil	Reales	13,060,826	14,358,820	36.40%	36.40%

	Total			61,759,652	50,754,168

13.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for the period from January 1 to September 30, 2011 and January 1 to December 31, 2010:

Details	09/30/2011	12/31/2010
	ThCh$	ThCh$
Initial Balance	50,754,168	34,731,218
Incorporation of Vital Jugos S.A. to the beginning of the period	13,114,268	—
Increase (decrease) in foreign currency translation, investments in Equity Investees	(244,993)	(624,004)
Capital increases in Equity Investees	4,527,000	15,229,291
Write-off from book value for the sale of the ownership interest in Vital S.A. (43%).	(6,188,675)	—
Dividends received	(2,061,957)	(1,379,837)
Share in operating income	1,779,326	2,984,544
Goodwill in sale of property plant and equipment to Envases CMF	63,950	85,266
Others	16,565	(272,310)
Final balance	61,759,652	50,754,168

The main movements for the year are detailed as follows:

•    A Special Shareholders Meeting of Vital S.A., our subsidiary, held January 5, 2011, approved an increase of ThCh$1,278,000 in the capital of the company, which was paid in full on January 7, 2011.  It also approved changing the name of the company to Vital Jugos S.A..

•    On January 21, 2011, our subsidiaries Andina Bottling Investments S.A. and Andina Inversions Societarias S.A. together sold a 43% ownership interest in Vital Jugos S.A. to Embotelladoras Coca-Cola Polar S.A., (15%) and Coca-Cola Embonor S.A. (28%), for an amount of ThCh$6,188,675, obtaining from this sale earnings amounting to ThCh$653,214 which is presented as Other gains (losses) in the statement of income

As a result of the change of the business shceme, Andina group loses control of the company Vital Jugos S.A., given that despite maintaining a 57%, at least one vote is required from the rest of the bottlers of Coca-Cola system for decision-making of financial policies and operation of the business. Accordingly, from January 1, 2011, the financial statements of Vital juices S.A., are treated as investments accounted for using the equity method, excluding the financial statements of the consolidation

•    During the months of March and April, 2011, we made a capital contribution to our associate, Vital Jugos S.A., for an aggregate of ThCh$3,249,000.

•    Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda. has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010. In turn, Holdfab 2 Participações Societárias Ltda. holds a 50% ownership interest in Leão Junior, hence the Company indirectly controls 18.2% of the latter.

•    During the periods ended September 30, 2011 and 2010, the Company received dividends from its associate Envases CMF S.A. which amounted to ThCh$2,061,957 and ThCh$1,379,837 respectively.

Reconciliation of Income by Investment in Associates

Details	09/30/2011	09/30/2010
	ThCh$	ThCh$
Equity value in Income of Associates	1,779,326	752,365

Non-realized earnings in prodocut stocks aquired from associates and not sold at the end of period, presented as a discount in the respective asset account (Containers and/or inventories)	(672,376)	(494,219)

Goodwill sale of Property Plant & Equipment Envases CMF	63,950	62,354

Balance Statement of Income	1,170,900	320,500

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each period are detailed as follows:

	09/30/2011			12/31/2010
	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	530,585	(104,941)	425,644	522,750	(94,124)	428,626
Software	8,919,786	(8,263,480)	656,306	8,718,483	(7,781,514)	936,969
Total	9,450,371	(8,368,421)	1,081,950	9,241,233	(7,875,638)	1,365,595

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to September 30, 2011 and January 1 to December 31, 2010:

	09/30/2011			12/31/2010
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333
Additions	—	174,615	174,615	16,710	181,123	197,833
Amortization	(5,355)	(420,037)	(425,392)	(8,024)	(907,477)	(915,501)
Other increases (decreases)	2.373	(35,411)	(32,868)	(6,962)	(27,108)	(34,070)
Final balance	425,644	656,306	1,081,950	428,626	936,969	1,365,595

14.2           Goodwill

Movement in goodwill during the periods 2011 and 2010 is detailed as follows:

Period January — September 2011

Cash generating unit	01.01.2011	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	09/30/2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	42,298,955	—	—	70,333	42,369,288
Argentine operation	15,471,380	—	—	837,250	16,308,630
Total	57,770,335	—	—	907,583	58,677,918

Period January — December 2010

Cash generating unit	01.01.2010	Additions	Disposals or impairments	Foreign currency translation difference – functional currency different from currency of presentation	12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(1,521,355)	42.298.955
Argentine operation	17,540,035	—	—	(2,068,655)	15.471.380
Total	61,360,345	—	—	(3,590,010)	57.770.335

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

	09/30/2011	12/31/2010
	ThCh$	ThCh$
Current
Bank loans	16,562,839	6,941,133
Bonds payable	4,507,880	3,120,737
CPMF (1)	80,936	1,934,529
Total	21,151,655	11,996,399

Non-current
Bank loans	444,477	593,726
Bonds payable	70,265,236	69,855,733
Total	70,709,713	70,449,459

(1)  In 1999, the Company’s subsidiary Rio Janeiro Refrescos Ltda. brought a tax lawsuit against the Brazilian Treasury for alleged unconstitutionality in the collection of the tax called CPMF (Contribuição Provisória sobre Movimentação Financeira) on the debits and credits to bank current accounts. While the subsidiary obtained a provisional suspension of said payments from the Courts of Justice, the corresponding tax obligation was still provisioned. In November 2006, the Courts of Justice ruled the constitutionality of the referred tax and Refrescos came to an agreement with the Brazilian Treasury to divide payments in 60 installments.

15.1.1       Bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	09-30-2011	12-31-2010
												ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentine	Foreign	Banco BBVA Francés	Argentine	Argentine pesos	At maturity	13,25%	13,25%	1,898,986	—	1,898,986	6,545,691
Foreign	Embotelladora del Atlántico S.A.	Argentine	Foreign	Banco Nuevo Santa Fe	Argentine	Argentine pesos	At maturity	11,90%	11,90%	7,216,503	—	7,216,503	5,032
Foreign	Embotelladora del Atlántico S.A.	Argentine	Foreign	Banco de Galicia	Argentine	Argentine pesos	At maturity	12,00%	12,00%	123,053	—	123,053	9,220
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Real	Monthly	9,40%	9,40%	219,297	—	219,297	247,190
91,144,000-8	Embotelladora Andina S.A.	Chile	91,144,000-8	Banco BBVA	Chile	Chilean Pesos	At maturity	5,88%	5,88%	7,000,000	—	7,000,000	—
91,144,000-8	Embotelladora Andina S.A.	Chile	91,144,000-8	Banco BBVA	Chile	Chilean Pesos	At maturity	6,50%	6,50%	105,000	—	105,000	134,000
										Total		16,562,839	6,941,133

15.1.2       Bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	09-30-2011	12-31-2010
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	161,695	282,782	—	444,477	593,726
												Total	444,477	593,726

15.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face rate)	4,747,549	3,359,692	72,620,022	72,324,782	77,367,571	75,684,474
Expenses of bond issuance and discounts on placement	(239,669)	(238,955)	(2,354,786)	(2,469,049)	(2,594,455)	(2,708,004)
Net balance presented in statement of financial position	4,507,880	3,120,737	70,265,236	69,855,733	74,773,116	72,976,470

15.2.2        Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

Bond registration or		Face	Unit of	Interest	Final	Interest	Next amortization	Par value
identification number	Serie	amount	adjustment	rate	maturity	payment	Of capital	09/30/2011	12/31/2010
								ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3,440,939	UF	6.5	06/01/2026	Semi-annual	12/01/2011	4,747,549	3,359,692
Total current portion								4,747,549	3,359,692

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3,440,939	UF	6.5	06/01/2026	Semi-annual	12/01/2012	72,620,022	72,324,782
Total, non-current portion								72,620,022	72,324,782

Accrued interest included in the current portion of bonds totaled ThCh$ 1,615,292  at September 30, 2011 and ThCh$421,282 at December 31, 2010.

15.2.3                       Non-current maturities

							Total
		Year of maturity					non-current
	Series	2012	2013	2014	2015	Beyond	09/30/2011
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	1,641,660	3,442,540	3,666,306	3,904,619	59,964,897	72,620,022

15.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at September 30, 2011 :

AA +                  :                     Rating assigned by Fitch Chile

AA +                           :Rating assigned by Feller & Rate

15.2.5                       Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,440,938.75 is outstanding:

•                                Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total Equity plus non-controlling interests will be considered consolidated Equity.

•                                Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•                                The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•                                The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at September 30, 2011 and at December 31, 2010.

15.2.6                       Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At September 30, 2011 and December 31,2010, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

15.2.7                       Liability for Banking fees (CPMF)

These amounts are liabilities for banking fees on bonds owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	09/30/2011	12/31/2010
	ThCh$	ThCh$
Current	80,936	1,934,529
Total	80,936	1,934,529

NOTE 16 –   TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	09/30/2011	12/31/2010
	ThCh$	ThCh$
Trade accounts payable	74,272,311	87,580,971
Withholdings	9,833,660	8,265,314
Others	4,045,883	9,436,050
Total	88,151,854	105,282,335

NOTE 17 –  PROVISIONS

17.1                                 Balances

The balances of provisions recorded by the Company are shown below, as of September 30, 2011 and December 31, 2010:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
Litigation (1)	4,134,074	4,328,367
Total	4,134,074	4,328,367

Current	128,115	60,748
Non-current	4,005,959	4,267,619
Total	4,134,074	4,328,367

(1)              These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of management after consultation with its legal counsel.

17.2                                 Movements

Movement in the main items included under provisions is detailed as follows:

	09/30/2011			12/31/2010
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

Additional provisions	67,314	—	67,314	875,703	—	875,703
Increase (decrease) in existing Provisions	301,498	—	301,498	381,875	—	381,875
Provision used (payment made) on account of the provision)	(619,432)	—	(619,432)	(1,146,574)	(34,833)	(1,181,407)
Increase (decrease) foreign exchange rate difference	56,327	—	56,327	(243,790)	—	(243,790)
Final Balance	4,134,074	—	4,134,074	4,328,367	—	4,328,367

NOTE 18 –   OTHER CURRENT AND NON-CURRENT NON-FINANCIAL  LIABILITIES

Other current and non-current liabilities at the end of each year are detailed as follows:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
Minimum dividend liability (30%)	5,250,860	10,723,669
Supplemental dividend payable	6,878,599	6,925,621
Deposits in guarantee	9,776,678	8,002,105
Employee remuneration payable	5,126,451	6,635,679
Accrued vacations	6,588,355	6,635,265
Hedge liabilities	8,354	917,219
Other	1,074,578	363,190
Total	34,703,875	40,202,748

Current	24,428,597	31,879,967
Non-current	10,275,278	8,322,781
Total	34,703,875	40,202,748

NOTE 19 –   EQUITY

19.1                       Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of September 30, 2011, divided into 760,274,542 Series A and B shares, The distribution and differentiation of these is detailed as follows:

19.1.1                       Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

19.1.2                       Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

19.1.3                       Rights of each series:

•                                                   Series A:  Election of 6 of the 7 directors and their respective alternates.

•                                                   Series B:  Receipt of 10% more of dividends than what is received by holders of Series A shares, and election of 1 of 7 directors and the respective alternate.

19.2           Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the company will not be legally obligated to pay dividends from retained earnings. At the april, 2011 annual shareholders meeting, the shareholders authorized the board to pay interim dividends during July and October 2011 and January 2012, at its discretion.

During 2011, the shareholders’ meeting approved an extraordinary dividend payment against the retained earnings fund. We cannot guarantee that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendence of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, during the session held October 26, 2010, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$2,222,859 have been realized at September 30, 2011 and are available for distribution as dividends in accordance with the following:

Concept	Event realized	Amount of accumulated earnings at 01/01/2009	Realized at 09/30/2011	Amount of accumulated earnings at 09/30/2011
		ThCh$	ThCh$	ThCh$
Revaluation of non-depreciating assets	Sale or deterioration	10,958,958	(495,339)	10,463,619
Foreign currency translation differences of investments in related companies	Sale or deterioration	6,393,518	—	6,393,518
Revaluation of depreciating assets	Depreciation	1,579,165	(1,183,976)	395,189
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(253,675)	675,885
Deferred taxes supplementary accounts	Depreciation	(1,414,383)	524,016	(890,367)
Total		19,260,703	(2,222,859)	17,037,844

The dividends declared and paid during 2011 and 2010 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	July	Interim	2011	8,50	9,35
2011	July	Additional	Retained Earnings	50,00	55,00
2011	May	Final	2010	13,44	14,784
2011	January	Interim	2010	8,50	9,35
2010	January	Interim	2009	7,00	7,70
2010	April	Final	2009	11,70	12,87
2010	May	Additional	Retained Earnings	50,00	55,00
2010	July	Interim	2010	8,50	9,35
2010	October	Interim	2010	8,50	9,35

19.3           Reserves

19.3.1        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other Equity reserves and was accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$5,435,538 at December 31, 2009

19.3.2        Foreign currency translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed below:

Description	09/30/2011	12/31/2010
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	1,369,967	1,324,710
Embotelladora del Atlántico S.A.	(17,506,389)	(19,706,911)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(1,645,108)	(3,200,224)
Total	(17,781,530)	(21,582,425)

The movement of this reserve for the fiscal periods ended September 30, 2011 and 2010 respectively is detailed as follows::

Description	09/30/2011	09/30/2010
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	1,555,116	6,423,985
Embotelladora del Atlántico S.A.	2,200,521	1,789,479
Foreign exchange Rate Differences Abisa Corp. - Rio de Janeiro Refrescos Ltda.	45,258	2,248,270
Total	3,800,895	10,461,734

19.4           Non-controlling interests

This is the recognition of the portion of Equity and income from subsidiaries that are owned by third parties, The breakdown is as follows as of September 30, 2011:

	Non-controlling Interests
	Percentage	Shareholders’
Description	%	Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	7,868	1,686
Andina Inversiones Societarias S.A.	0.0001	33	3
Total		7,901	1,689

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share at September 30, 2011 and 2010 respectively is detailed as follows:

	09/30/2011
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	29,875,604	32,861,910	62,737,514
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	78.59	86.45	82.52

	09/30/2010
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	31,934,496	35,126,604	67,061,100
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	84.01	92.41	88.21

NOTE 20 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative liabilities at September 30, 2011 and December 31, 2010.

20.1     Currency forwards for highly probable expected transactions:

During 2010, the Company made contracts to derivative the exchange rate in purchases of property, plant and equipment in foreign currency to be made in 2011.  At September 30, 2011, outstanding contracts totaled Th€$371.  These contracts were appraised at their fair value, resulting in a net profit of ThCh$243,509 for 2011 (net loss ofThCh$ 480,624 at September 30, 2010) and a derivative liability of ThCh$8,354 at September 30, 2011 (ThCh$431,236 at December 31, 2010).  Since those contracts do not meet the IFRS documentation requirements to be considered hedges, they have been treated as investment contracts and their effects carried directly to income.

During 2010 and 2011, the Company made contracts to derivative the exchange rate in the purchase of raw materials and forecast cash flows to be made in 2011.  At September 30, 2011, outstanding contracts totaled ThUS$35,991.  Those contracts were appraised at their fair values, resulting in a net profit of ThCh$ 1,154,1687 for 2011 and a hedge asset of ThCh$724,172 at September 30, 2011 (liability of ThCh$485,983 at December 31, 2010).  Since those contracts do not meet the IFRS documentation requirements to be considered hedges, they have been treated as investment contracts and the effects carried directly to income.

20.2     Foreign currency forward of items recognized in the accounting:

At December 31, 2010, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expired during 2010, and were accounted for at fair value.  At September 30, 2010 these contracts generated net earnings amounting to ThCh$2,121,469.  Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects have been charged directly to income.

Fair value hierarchy

At September 30, 2011, the Company did not have any open sugar sales contracts.  The Company had a total asset related to its foreign exchange forward contracts of ThCh$ 715,818, which are classified within the other current non-financial liabilities and are carried at fair value on the statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Assumptions different to quoted prices included in level 1 and that are applicable to assets and liabilities, be it directly (as Price) or indirectly (i.e. derived from a Price)
Level 3:

Assumptions for assets and liabilities that are not based on information observed directly in the market (In the case of the Company, corresponds to the quote at reasonable value at the end of period informed by the same institution where the financial instrument was taken).

During the reporting period ended September 30, 2011, there were no transfers of items between fair value measurements categories all of which were valued during the period using level 3.

Fair Value Measurements at September 30, 2011
	Quoted prices in	Significant
	actives markets	other	Significant
	for Identical	observable	unobservable
	Assets	inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Assets:
Current Assets
Other non-financial current assets	—	—	715,818	715,818
Total assets	—	—	715,818	715,818

NOTE 21 —   COMMITMENTS AND CONTINGENCIES

21.1           Lawsuits and other legal actions::

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel.

1) Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,024,581. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Equity, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$3,012,336. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the Company, based on the opinion of its legal counsel.

3) Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$97,157. Management considers it unlikely that non-provisioned contingencies will affect income and Equity of the company, in the opinion of its legal advisors.

On April 28, 2011the Company was legally informed of an anti-competition lawsuit filed by the Chilean Fiscalía Nacional Económica (“Chile’s National Economic Prosecutor”, the FNE) before the Tribunal de Defensa de la Libre Competencia (“Chile’s Court on Anti-Competition Cases”, the TDLC) against Embotelladora Andina S.A. and Coca-Cola Embonor S.A. This lawsuit indicates that said companies would have violated the regulation of free competition by establishing a system of granting incentives in the traditional distribution channel (“mom & pop’s”) with the purpose that these points of sale do not advertise, exhibit and/or commercialize, in any manner, the so called B-brands or alternative soft drink beverages.

Pursuant to the aforementioned, the FNE requires the TDLC to impose a fine to each of the companies amounting to 10,000 Unidades Tributarias Anuales yearly taxable units (currently USD9.6 million approximately); Andina is dedicating all necessary efforts to prove before the TDLC the lack of merits of this lawsuit

Andina is dedicating all necessary efforts to prove before the TDLC the lack of merits of this lawsuit. Accordinlgy, no accounting provisons have been made regarding this lawsuit.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of September 30, 2011 and 2010 are detailed as follows:

Guarantee in	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
favor of	Name	Relationship	Guarantee	Type	amount	2011	2010	2011	2012
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S,A,	Subsidiary	Guarantee Insurance Policy	Export	17,185	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S,A,	Subsidiary	Guarantee Insurance Policy	Import	7,344	—	—	—	—
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda,	Subsidiary	Penora judial	Real estate	11,750,671	11,426,019	12,334,781	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda,	Subsidiary	Judicial deposit	Long term asset	22,538,787	—	—	—	—
Serviu Región Metropolitana	Embotelladora Andina S,A,	Parent Company	Guarantee receipt	Guarantee receipt	—	2,866	2,778	2,866	—

NOTE 22 —  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s businesses are exposed to diverse financial risks: market risk (including foreign exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risks.

Interest rate risk

As of September 30, 2011, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business. The composition for this year is provided below:

CHILEAN PESO	BRASILEAN REAL	ARGENTINE PESO
31%	47%	22%

Since the Company’s income is not tied to the U.S. Dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in American dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US Dollar, if the currencies were to devalue by 5% in the three countries where the Company operates, it would generate a decrease cummulative at September 30, 2011 in income of ThCh$3,186,456.

The exposure  to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements, is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by the management.

For the period January through September 2011, the Brazilian real and Argentine peso recorded average devauluations of 0.5% and 13.1%, respectively, regarding the presentation currency of the same period in 2010.  If the Brazilian real and the Argentine peso regarding the presentation currency would have devalued 2.0% and 11.2% respectively, the income account would have recorded lower earnings in the amount of ThCh$1,257,525.

On the other hand, at equity level, this same scenario would cause the rest of the conversion of assets and liabilities accounts to decrease equity by ThCh$6,133,008

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used. The possible effects that exist in the present consolidated integral statements of a 5% eventual rise in prices of its main raw materials, would be an approcimate reduction in our accumulated results as of September 30, 2011 of around ThCh$4,179,897..  In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable. We have also used commodity hedge agreements.

NOTE 23 —  OTHER OPERATING INCOME

Other operating income is detailed as follows:

	01/01/2011	01/01/2010	07/01/2011	07/01/2010
Description	09/30/2011	09/30/2010	09/30/2011	09/30/2010
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	581,912	290,361	—	76,549
Adjustment judicial deposit (Brazil)	388,573	330,962	137,218	126,152
Other	125,346	65,113	4,570	44,398
Total	1,095,831	686,436	141,788	247,099

NOTE 24 —  OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows:

	01/01/2011	01/01/2010	07/01/2011	07/01/2010
Description	09/30/2011	09/30/2010	09/30/2011	09/30/2010
	ThCh$	ThCh$	ThCh$	ThCh$
Tax on bank debits	(2,106,319)	(1,793,864)	(690,379)	(325,450)
Contingencies	(918,750)	(960,449)	(344,436)	(275,414)
Professional service fees	(209,056)	(676,384)	(159,011)	(54,060)
Loss on the sale of property, plant and equipment	(267,160)	(257,960)	(128,307)	(96,686)
Donations	—	(845,622)	—	(845,622)
Others	(842,831)	(664,354)	(123,954)	(593,042)
Total	(4,344,116)	(5,198,633)	(1,446,087)	(2,190,274)

NOTE 25 —  FINANCE INCOME AND COSTS

Finance income and costs break down as follows :

a) Finance income

	01/01/2011	01/01/2010	07/01/2011	07/01/2010
Description	09/30/2011	09/30/2010	09/30/2011	09/30/2010
	ThCh$	ThCh$	ThCh $	ThCh $
Interest income	1,992,923	2,029,424	664,856	378,892
Other interest income	478,556	543,752	175,445	259,105
Total	2,471,479	2,573,176	840,301	637,997

b)              Finance costs

	01/01/2011	01/01/2010	07/01/2011	07/01/2010
Description	09/30/2011	09/30/2010	09/30/2011	09/30/2010
	ThCh$	ThCh $	ThCh $	ThCh $
Bond interest	(3,823,184)	(3,832,987)	(1,270,771)	(1,374,128)
Bank loan interest	(832,726)	(757,613)	(279,874)	(374,214)
Other interest costs	(705,784)	(775,407)	(185,561)	(74,148)
Total	(5,361,694)	(5,366,007)	(1,736,206)	(1,822,490)

NOTE 26 —  OTHER INCOME/ EXPENSES AND ADJUSTMENTS

Other gains and losses are presented below:

	01/01/2011	01/01/2010	07/01/2011	07/01/2010
Description	09/30/2011	09/30/2010	09/30/2011	09/30/2010
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative transactions	1,398,196	1,640,845	978,184	(904,507)
Other non-operating income	33,360	250,222	1,443	190,162
Profit on the sale of shares in Vital S.A.	653,214	—	—	—
Insurance deductible and donations due to earthquake	—	(1,265,926)	—	(8,811)
Fiscal credit not applied waters Brazil	(1,072,950)	—	(399,380)	—
Other non-operating expense	(476,270)	(283,039)	(187,476)	(52,184)
Total	535,550	342,102	392,771	(775,340)

NOTE 27 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$2,711,723 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

These disbursements by country are detailed as follows:

	Period 2011		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	Recorded as expenses	Capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	Thch$

Chile	110,089	105,955	27,255	578,950
Argentina	373,174	—	133,705	58,425
Brazil	1,467,886	654,619	1,100,221	1,025,165
Total	1,951,149	760,574	1,261,181	1,662,540

NOTE 28 —  SUBSEQUENT EVENTS

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.